

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
John R. Erickson
Director, Chief Financial Officer and Executive Vice President
American Capital Mortgage Investment Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

> **Re:** **American Capital Mortgage Investment Corp.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-35260**

Dear Mr. Erickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 1A. Risk Factors, page 18

1.   We note your disclosure on page 86 that "less than 7% of our equity was at risk with any one repurchase agreement counterparty, with the top five counterparties representing less than 25% of our equity at risk as of December 31, 2013." In future Exchange Act reports, please revise the relevant risk factor to identify any counterparty holding collateral in excess of 5% of stockholder's equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Recent Market Impacts, page 54

2.   We note your discussion of the interest rate environment during 2013 and your responses to the changing environment. In future filings, please provide a more comprehensive discussion of your responses to give greater insight into how the changes impacted you, and if you believe that these changes will continue to impact you and your results in future periods. For example, please tell us how you altered the composition of your asset portfolio and what impacts this had on your results, financial position and disclosure, and what impacts increasing your hedge positions had on your financial statements, and how you expect these reactions to impact you going forward.

Results of Operations, page 69

3.   Please revise your presentation of non-GAAP financial information in future filings to discuss, for each specific measure, why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John R. Erickson
American Capital Mortgage Investment Corp.
July 15, 2014
Page 3

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-348296 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant